VIA EDGAR CORRESPONDENCE

December 29, 2015

Mr. Larry Spirgel

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	América Móvil, S.A.B. de C.V.

Form 20-F for the Year Ended December 31, 2014

Filed May 1, 2015

File No. 001-16269

Response to Staff Comment Letter dated September 25, 2015

Dear Mr. Spirgel:

By letter dated September 25, 2015, the staff (the “Staff”) of the U.S. Securities and Exchange Commission provided a comment on the annual report on Form 20-F of América Móvil, S.A.B. de C.V. for the year ended December 31, 2014 (the “2014 Form 20-F”). The comment concerned our analysis of whether IFRIC No. 12 Service Concession Arrangements (“IFRIC 12,” or the “Interpretation”) applies to our concessions.

By letter dated October 30, 2015, we provided a detailed written response. On December 7, 2015, members of Staff had a telephone conversation with our representatives, our external auditors and our external U.S. and Mexican counsel. On the December 7 conference call, the Staff asked us to provide an additional letter addressing whether we have obligations under our concessions to install or maintain assets and, if so, the related accounting; identifying assets in which the state has a significant residual interest at the end of the relevant concession and providing the estimated value of such assets; and summarizing how we would account for our concessions if, contrary to our current accounting analysis, IFRIC 12 applied to our concessions. This letter addresses those points.

Any capitalized term that is used but not defined herein has the meaning assigned to it in the 2014 Form 20-F and in our October 30 response.

1.	Our Concessions are Outside the Scope of IFRIC 12

At the Staff’s request, our October 30 response focused on paragraph 5(a) of IFRIC 12. We believe that our analysis of paragraph 5(a) demonstrates that IFRIC 12 has not been applicable to our concessions since the adoption of IFRS in 2009.

We would, however, also draw the Staff’s attention to another basis for our conclusion that IFRIC 12 does not apply to our concessions: they are not “public-to-private service concession arrangements” as that term used in the Interpretation. No specific assets or facilities are identified, contemplated or provided for in the concessions addressed in our October 30 response. In each of those concessions, the concessionaire has complete control over what assets it uses to provide services under the concessions. It is not required to own, construct or improve any assets, and it decides whether to own any assets in order to provide those services. The concessionaires typically use a mixture of owned assets, leased assets and purchased or leased capacity of assets owned by others. In addition, the concessionaires are generally permitted to sell or pledge the assets they use, as discussed further below.

In present-day telecommunications markets, and in our business, obligations to provide a public service are an insignificant component of the market, the competitive landscape, the regulatory structure and our results of operations.

Some concessions include provisions that appear to grant the state power to acquire certain of a concessionaire’s assets upon termination. As discussed below, these provisions have never been used, their import and enforceability are uncertain, and the prospect of their use is remote, among other reasons because they no longer reflect the current structure of the telecommunications market.

Finally, to our knowledge, our analysis of the application of IFRIC 12 is consistent with the accounting model used by peer telecommunications companies in the principal countries where we operate.

2.	Installation and Maintenance Obligations

The Staff asked in the December 7 call that we provide further detail about any obligations imposed on us under our concessions to install or maintain infrastructure, and explain whether revenues and costs relating to such installation or maintenance should be accounted for in accordance with IAS 11 (Construction Contracts), pursuant to paragraph 14 of IFRIC 12.

None of the concessions addressed our October 30 response directly requires our concessionaire subsidiaries to construct or upgrade specific assets in exchange for the right to offer or charge users for services or the use of assets.

As part of our business strategy to provide services under our concessions, we build, upgrade, maintain and repair telecommunications infrastructure. These activities are conducted pursuant to our own business needs. Investments in these assets are accounted for under IAS 16. Maintenance costs are not a revenue-generating activity and are expensed as they are incurred. Our concessions contain some requirements as to coverage, quality and continuity of service, but these obligations do not require or apply to any particular assets. Moreover, these obligations are incidental to the requirements as to the services to be provided. As a result, we do not account for revenues and costs relating to installation or maintenance of our infrastructure in accordance with IAS 11 (Construction Contracts).

3.	Reversion of Assets under Our Concessions

Overview

In the December 7 call, the Staff asked that we identify any of our assets in which the state has a significant residual interest at the end of the relevant concession and provide the estimated value of such assets. The countries addressed in our October 30 response – Mexico, Brazil and Colombia – are three of the four largest single countries in which we operate, in terms of property, plant and equipment. Together, they accounted for 64.3% of our total property, plant and equipment as of December 31, 2014. No other single country accounts for more than 9% of property, plant and equipment. Information on the balance of our property, plant and equipment by geographic segment appears in Note 21 to our consolidated financial statements in the 2014 Form 20-F.

None of our concessions in these countries impose any obligation on us to acquire, own, construct or upgrade any specific infrastructure. Our investments in infrastructure are entirely driven by technical and commercial considerations. While the relevant concessionaires are under an obligation to provide the Basic Telephone Services in Mexico and the Basic Plans in Brazil, that obligation does not impose any requirements or restrictions with respect to which assets a concessionaire must use in connection with the provision of these services, or whether it must own, rent, lease or otherwise secure its rights to use them.

In these countries, each concessionaire has control over whether to sell, transfer, lease or pledge any of its assets. Some of these transactions may require regulatory approval but this has not resulted in any practical limitations on the concessionaires’ ability to dispose of their assets.

Under these concessions, the state does not have any continuing right of use with respect to any of our assets.

Reversion of Assets by Segment

Mexico Wireless and Mexico Fixed. Our concessions, together with applicable Mexican law, provide for the Mexican state’s preferential right to acquire (i) assets that are “directly used” in the provision of services under our Wireless Services Concessions and (ii) facilities and equipment related to the provision of telephonic services under our Fixed Line Concessions, in each case at a price determined by an independent government agency. We do not believe that, in practice, the Mexican state is likely to acquire assets at the expiration of these concessions. To our knowledge, this has never occurred in Mexico.

Our Mexican concessionaires have control of their assets and can dispose of them freely, and as a result there are no specific assets today that we can identify as subject to a preferential right in the future. Moreover, neither Mexican law nor our concessions provide specific guidance as to which assets would be covered by the preferential right, and there is no precedent for establishing (i) which assets would be considered “directly used” in the provision of services under the Wireless Services Concessions or which assets constitute facilities and equipment used for telephonic services under the Fixed Line Concessions or (ii) the treatment of assets that are, on the one hand, “directly used” for the provision of wireless services or used for the provision of fixed-line telephonic services, and on the other hand, for the provision of other services. As a result, there is no basis for us to determine the estimated value of assets that could revert to the state under these concessions if the preferential right were exercised.

Brazil. Our Long Distance Concessions in Brazil provide that assets that are “indispensable” to provide domestic and international long distance services will revert to the Brazilian state and we will be compensated for the depreciated cost of the assets. We do not believe that, in practice, the Brazilian state is likely to acquire any assets at the expiration of the Long Distance Concessions. To our knowledge, this has never occurred in Brazil.

Brazilian law does not provide specific guidance as to which assets would be subject to reversion under the Long Distance Concessions, and there is no precedent for establishing (i) which assets are “indispensable” in the provision of the services under the concessions at the time of their expiration or (ii) the treatment of assets that are also used for telecommunications services not regulated by the concessions. We maintain and file for Brazilian regulatory purposes a list of assets potentially subject to reversion. We believe the list significantly overstates the extent of assets that would as a legal matter be subject to reversion, but there is no regulatory requirement or legal basis for a more refined analysis.

Colombia. Our concessions in Colombia do not provide for any residual interest in our assets, and Colombian law prohibits any reversion of assets.

Disclosure concerning Reversion

In our next annual report on Form 20-F, we will revise our disclosures concerning the possibility of reversion, to state that it only applies in certain jurisdictions and to certain concessions, and to refer to the uncertainties about whether reversion would ever be applied and how reversion provisions would be interpreted in practice.

Reversion of Spectrum

In Mexico, Brazil and Colombia, our concessions provide for the reversion of frequency spectrum to the state, where applicable, at the end of the concession’s term. We currently account for all rights of use of frequency spectrum as intangible assets in accordance with IAS 38. See Note 11 to our consolidated financial statements in its 2014 Form 20-F.

4.	Our Accounting if IFRIC 12 Applied

For the reasons discussed above and in the October 30 response, we have concluded that IFRIC 12 does not apply to our concessions and that our concessions are not “public-to-private service concession arrangements” as that term is used in the Interpretation. During the conference call with the Staff on December 7, 2015, the Staff inquired what consideration we had given to what accounting model we would apply in the alternative scenario in which we determined that IFRIC 12 applied.

Consideration of this possibility has not been part of our accounting analysis for our concessions, because of the features of our concessions described above. The accounting would depend on the specific facts to be assumed. We expect that the principal change would be that we would not recognize as property, plant and equipment the assets that are subject to the concessions and that instead, we would recognize an intangible asset in accordance with IAS 38 (Intangible Assets) (and not a financial asset, because of the specific features of our concessions). The accounting model for intangible assets under IFRIC 12 might not be significantly different from the model we currently apply for assets under IAS 16 (Property, Plant and Equipment), though the amortization periods for certain assets might differ from the depreciation periods we currently use. We would recognize customer revenues under IAS 18 (Revenue), as we do under our current accounting (and not recognize any costs or expenses under IAS 11, as discussed under point 2 above, because of the specific features of our concessions).

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We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the 2014 Form 20-F, that the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the 2014 Form 20-F and that we may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at +52 55 2581 3700 or Nicolas Grabar of Cleary Gottlieb Steen & Hamilton LLP at +1 212 225 2414.

Sincerely,

/s/ Carlos José García Moreno Elizondo
Carlos José García Moreno Elizondo
Chief Financial Officer

Cc:	Nicolas Grabar

Cleary Gottlieb Steen & Hamilton LLP

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